Exhibit 99.3
Appendix 3F
Final share buy-back notice
Rule 3.8A
Appendix 3F
Final share buy-back notice
(except minimum holding buy-back)
Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001, 11/01/10
Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
SIMS METAL MANAGEMENT LIMITED	69 114 838 630
We (the entity) give ASX the following information.
Description of buy-back
1	Type of buy-back

Employee share scheme
Details of all shares/units bought back
2	Number of shares/units bought back

23,626
3	Total consideration paid or payable for the shares/units

N/A — shares forfeited
4	If buy-back is an on-market buy-back — highest and lowest price paid highest price: date:

lowest price: date:

+	See chapter 19 for defined terms.
11/01/2010 Appendix 3F Page 1

Appendix 3F
Final share buy-back notice
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

Sign here:	/s/ F. Moratti (Company secretary)	Date: 17/08/2011

Print name:	Frank Moratti

+	See chapter 19 for defined terms.

Appendix 3F Page 2	11/01/2010